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FOR IMMEDIATE RELEASE


        VIMPELCOM TO APPEAL DECISION OF CASSATION COURT OF KRASNODARSKY
                       KRAI SUSPENDING CHARTER PROVISION


MOSCOW AND NEW YORK (APRIL 12, 2005) -- OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS" ("VIMPELCOM" OR THE "COMPANY") (NYSE: VIP) today announced that the Cassation Court of Krasnodarsky Krai has confirmed a lower court's decision in a case brought by a minority shareholder who owns 2 common shares of VimpelCom stock. The decision, which was upheld today, suspended a provision in VimpelCom's charter which requires a super-majority vote by its board in order to approve certain issues, including, among other things, acquisitions in other enterprises. The court's decision also required VimpelCom to amend this provision, so that all issues, including those where there is a conflict of interest or an interested party transaction, will require a simple majority decision of those board members present who have the right to vote on the issue.

The lower court's decision specifically refers to a potential acquisition of ZAO "Ukrainskiye Radiosystemy" by VimpelCom in Ukraine. The decision states that there exists a conflict of interest among various board members and that the Company's charter should be amended to allow for approval by a simple majority of the board who are eligible to vote on the issue. VimpelCom believes that there were both procedural and substantive grounds for the cassation court to overturn the lower court's decision and believes that the court has misinterpreted, among other things, the Russian Law on Joint Stock Companies which allows for the charter of a company to provide for a higher threshold for approval of Board decisions than specified in the Law. While VimpelCom intends to appeal the decision, under Russian law, the court's decision is binding upon the Company until such time, if any, when VimpelCom prevails in its appeal.

In addition, this same minority shareholder filed two other claims with the Arbitration (Business) Court of Krasnodarsky Krai. The first claim requested that an acquisition of a Ukrainian operator be declared valid. The second claim requested that (1) three of VimpelCom's directors, all nominated by Telenor, be declared interested in blocking a decision on a Ukrainian acquisition, (2) that these directors be prohibited from participating in the decision and (3) that the provision in VimpelCom's charter requiring a super-majority vote of its board be declared invalid. The plaintiff then submitted a petition to amend his complaint by adding three additional directors, nominated by Eco Telecom Limited, a member of the Alfa group, to the list of directors whom he seeks to prohibit from voting on the above-mentioned issue. This petition has not yet been accepted by the court and both of these cases have been transferred to the Arbitration (Business) Court of Moscow with hearings expected to occur in May 2005.

                                    - more -

VimpelCom to Appeal Decision of Cassation Court of Krasnodarsky Krai Suspending Charter Provision

Page 2 of 2


This press release contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the outcome of several lawsuits against the Company described above. There can be no assurance that VimpelCom will prevail at any stage of the litigation in any of the three cases described, or that other claims regarding these or other provisions of VimpelCom's charter or internal documents, or the way VimpelCom interprets such provisions, will not be made. In the event the cassation court decision is overturned on subsequent appeals, and in the event any decision becomes binding on the Company and then is overturned on subsequent appeals, the board approvals and transactions concluded during that interim period when such decision was binding may be subject to challenge and invalidated as voidable or recognized as void. Any such consequences could lead to further litigation against the Company, and could have an adverse effect on VimpelCom, its business, its expansion strategy and its financial results. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2003 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                    Ian Bailey/Michael Polyviou
VimpelCom (Moscow)                               Financial Dynamics
Tel: 7(095) 974-5888                             Tel: 1(212) 850 5600
vgoldin@vimpelcom.com                            mpolyviou@fd-us.com